April 25, 2012

VIA EMAIL AND EDGAR DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Mr. David R. Humphrey, Accounting Branch Chief

RE:	McGraw-Hill Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 7, 2012
File No. 001-01023

Dear Mr. Humphrey,

This letter is in response to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 17, 2012, relating to The McGraw-Hill Companies, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed with the Securities and Exchange Commission on February 7, 2012 (File No. 001-01023). For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.

Staff Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.

We note that your MD&A does not provide a standalone discussion and analysis of operating expenses. Instead, it appears you provide a limited discussion of such expenses in the context of operating income. Therefore, it is not clear how such disclosure adequately discusses and analyzes your results in a manner that provides your investors with the depth of understanding and knowledge necessary to evaluate your results. In this regard, your disclosures should be supplemented with or, preferably, replaced by a discussion of operating expenses on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in operating expenses. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising operating expense. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in operating expenses. In addition, instead of netting the impact of material variances that offset each other, each material change should be separately disclosed, quantified, and discussed. Also, please ensure that your revised disclosure provides appropriate explanations of the underlying reasons for changes. For example, in addition to quantifying the impact of changes in volume, explain the underlying reasons for these changes. Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level. Please note that you should revise to provide a discussion and analysis of operating expenses at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of profit. Please provide us with a copy of your intended revised disclosure.

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Company’s Response

We appreciate the Staff’s comment and are committed to providing investors and others with information that enhances their understanding of the Company’s financial condition and results of operations as included in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

In response to the Staff’s comments, we will enhance our disclosure in MD&A in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012 (the “2012 Q1 Form 10-Q”), by expanding our discussion and analysis of operating-related expenses and selling and general expenses on a quantitative and qualitative basis, both at a consolidated and segment level, as described below.

We have enhanced our disclosure by including separate headings and stand-alone analysis with respect to operating-related expenses and selling and general expenses in the discussion of our consolidated results of operations included in the MD&A under the heading “Consolidated Review”. As part of this revised disclosure, we have also provided quantitative disclosure regarding the effects of changes in the major cost components included in operating expenses.

Because each of our segments’ business is either principally product or services focused, we believe our current MD&A discussion of changes in segment operating results (reported under the caption “Segment Review” in our current filings) is the most effective way to present our segment revenue and operating income. That presentation is also consistent with how we manage our business and the way we report our segments in our earnings releases and quarterly earnings calls. To further analyze our expenses at a segment level we have included a new table that is included within the portion of MD&A that discusses our total consolidated expenses that depicts the period over period change in operating-related expenses and selling and general expenses within each of our reportable segments. Finally, we will continue to review our operating-related expenses and selling and general expenses and when a change in a segments expense materially impacts the segment’s measure of operating profit, we will disclose the nature and amount at the segment level.

Our revised disclosure with respect to our consolidated results of operations, which is included in our 2012 Q1 Form 10-Q in the MD&A under the “Consolidated Review” heading, is attached hereto as Exhibit A.

Accordingly, we believe the tabular disclosure by segment of our operating-related expenses and selling and general expenses coupled with the enhanced discussion regarding the specific components of these expenses will provide sufficient information to explain material variances in our results of operations and provide investors with the depth of understanding and knowledge necessary to properly evaluate our results. We will continue to review our MD&A disclosure and provide additional disclosure in future filings if we believe such disclosure is material and will enhance an understanding of our results of operations or is otherwise required under Item 303 of Regulation S-K.

Staff Comment

Contractual Obligations Table, page 33

2.

We note that outstanding debt amounts represent the carrying value of your debt and that you do not include interest on your long term debt. However, as this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Company’s Response

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2012, the Company will revise its disclosure in a manner similar to the following table, which includes data from the Company’s Form 10-K for the year ended December 31, 2011 and includes a new caption for interest on our outstanding debt:

(in millions)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt:
Principal payments	$400	$-	$-	$798	$1,198
Interest payments	71	100	100	573	844
Operating leases	186	316	256	503	1,261
Paper and printing services	207	360	263	41	871
Purchase obligations and other	102	72	29	-	203

Total contractual cash obligations	$966	$848	$648	$1,915	$4,377

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this response please contact me at (212) 512-4868.

Sincerely,

/s/  Emmanuel N. Korakis

Emmanuel N. Korakis

Senior Vice President and Corporate Controller

The McGraw-Hill Companies, Inc.

Cc:

Juan Migone – Division of Corporate Finance, U.S. Securities and Exchange Commission

Harold W. McGraw III – Chairman, President and Chief Executive Officer

Jack F. Callahan, Jr. – Executive Vice President and Chief Financial Officer

Kenneth M. Vittor – Executive Vice President and General Counsel

Denise Pelli – Ernst & Young LLP

Exhibit A

RESULTS OF OPERATIONS – COMPARING THREE MONTHS ENDED MARCH 31, 2012 AND 2011

Consolidated Review

(in millions)
	2012	2011	% Change
Revenue
Product	$294	$298	(1%)
Service	1,037	963	8%

Total revenue	1,331	1,261	6%
Total Expenses
Operating-related expenses
Product	162	173	(6%)
Service	367	330	11%

Total operating-related expenses	529	503	5%
Selling and general expenses	544	503	8%
Depreciation and amortization	37	39	(5%)

Total expenses	1,110	1,045	6%

Operating income	221	216	2%

Interest expense, net	21	19	11%
Provision for taxes on income	73	72	1%
Loss from discontinued operations, net of tax	-	(1)	*
Less: net income attributable to noncontrolling interests	(4)	(4)	-

Net income attributable to the Company	$123	$120	3%

*	Represents an increase in excess of 100%.

Product revenue and operating-related expenses consist of educational and information products, primarily books, magazine circulations and syndicated study programs in our MHE and C&C segments. More than 90% of MHE’s revenue and operating-related expenses are product related. Less than 20% of C&C’s revenue and operating-related expenses are product related.

Service revenue and expenses consist of our S&P Ratings and S&P Capital IQ / S&P Indices segments, service assessment contracts in our MHE segment and information-related services and advertising in our C&C segment.

As the customers of our businesses vary, we manage and assess the performance of our operations based on the performance of our reportable segments and use operating income as a key measure. Based on this approach and the nature of our operations, the discussion of results generally focuses around our four reportable segments and their related operating groups versus distinguishing between products and services.

Revenue

Product revenue decreased slightly primarily due to decreases at MHE from lower adoption state and open territory sales, partially offset by higher syndicated studies at C&C. Service revenue increased primarily due to growth in our global commodities products, record U.S. high-yield corporate bond issuance, increases in public finance and growth for our Capital IQ product. This was partially offset by a decline in our construction business, structured finance and custom testing revenue at MHE. See “Segment Review” below for further information.

Foreign exchange rates had an unfavorable impact of $6 million on revenue for the first quarter. This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual businesses functional currency.

Total Expenses

The following table provides an analysis by segment of our operating-related expenses and selling and general expense for the three months ended March 31:

(in millions)	2012		2011		% Change
	Operating- related expenses	Selling and general expenses	Operating- related expenses	Selling and general expenses	Operating- related expenses	Selling and general expenses
S&P Ratings	$182	$92	$155	$91	17%	1%
S&P Capital IQ / S&P Indices	124	113	111	109	12%	4%
C&C	78	87	82	81	(5%)	7%
MHE	164	180	172	188	(5%)	(4%)
Intersegment eliminations	(17)	-	(15)	-	13%	-

Total segments	531	472	505	469	5%	1%

Corporate [1]	(2)	72	(2)	34	-	*

	$529	$544	$503	$503	5%	8%

[1]	Includes expenses for our Growth and Value Plan, costs related to the spin-off of MHE and other related non-recurring costs. Excludes expenses for depreciation and amortization.
*	Represents an increase in excess of 100%.

Operating-Related Expenses

Operating-related expenses increased $26 million or 5%, primarily driven by increased compensation costs at S&P Ratings of $23 million or 19% and S&P Capital IQ / S&P Indices of $8 million or 14%. These increases were a result of global staff increases and higher personnel costs. Incentive costs have also increased primarily due to higher expected performance achievement and an increase in the grant price of our equity awards. Offsetting the increases were lower costs at MHE compared to the first quarter of 2011 due to a reduction in plant amortization, lower manufacturing costs and lower direct expenses associated with the decrease in the adoption states sales at MHE, collectively totaling $7 million in savings.

Intersegment eliminations relates to a royalty charged to S&P Capital IQ/S&P Indices for the rights to use and distribute content and data developed by S&P Ratings.

Selling and General Expenses

During the first quarter of 2012, we recorded $33 million of Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which includes professional fees and a charge related to a reduction in our lease commitments. Excluding these costs, selling and general expenses increased $8 million, primarily due to higher costs associated with increased sales and additional stock-based compensation. Personnel costs increased $9 million or 16% at C&C and $6 million or 10% at S&P Capital IQ / S&P Indices as revenue growth improved 13% and 9%, respectively. Selling and general expense increases were partially offset at MHE by lower personnel costs of $4 million as a result of the restructuring actions taken in the fourth quarter of 2011, and lower selling and marketing expenses of $6 million given the reduced revenue opportunities in the adoption states.

Depreciation and Amortization

Depreciation and amortization decreased $2 million or 5% primarily due to reduced purchases of furniture and computer equipment last year as we focused on continued cost controls.

Operating Income

We consider operating income to be an important measure for evaluating our operating performance and we define operating income as revenues less the related cost of producing the revenues and selling and general expenses. We also further evaluate operating income for each of the reportable business segments in which we operate.

We internally manage our operations by reference to “segment operating income” and resources are allocated primarily based on segment operating income. Segment operating income is defined as operating income before general corporate expenses, which are centrally managed costs and do not affect the operating results of our segments. Segment operating income is one of the key metrics we use to evaluate operating performance. Segment operating income is not, however, a measure of financial performance under U.S. GAAP, and may not be defined and calculated by other companies in the same manner.

The table below reconciles segment operating income (loss) to total operating income for the three months ended March 31:

(in millions)
	2012	2011	% Change
S&P Ratings	$186	$190	(2%)
S&P Capital IQ / S&P Indices	107	96	11%
C&C	64	39	64%
MHE	(65)	(75)	13%

Total segment operating income	292	250	17%

General corporate expense [1]	(71)	(34)	*

Total operating income	$221	$216	2%

[1]	Includes depreciation expense and expenses for our Growth and Value Plan, costs related to the spin-off of MHE and other related non-recurring costs.
*	Represents an increase in excess of 100%.

Segment Operating Income – Segment operating income for the three months ended March 31, 2012, increased $42 million, or 17%, as compared with the same period in 2011. Segment operating income margins were 22% and 20% for the three months ended March 31, 2012 and 2011, respectively. Continued growth at C&C and S&P Capital IQ / S&P Indices and cost improvements at MHE contributed to the margin improvement in 2012. See “Segment Review” below for further information.

General Corporate Expense – General corporate expenses mainly include the portion of corporate expenses not allocated to the segments, such as management and administration, legal, certain compensation and retiree benefits, and other expenses. General corporate expenses for the three months ended March 31, 2012, increased by $37 million mainly as a result of $33 million of Growth and Value Plan related costs necessary to enable separation and reduce our cost structure, which includes professional fees and a charge related to a reduction in our lease commitments.

Foreign exchange rates had a favorable impact of $2 million on operating income for the first quarter.

Interest Expense, net

Net interest expense increased primarily due to increased interest expense related to uncertain tax positions, as well as lower international interest income from our investments in the first quarter of 2012 compared to the first quarter of 2011.

Provision for Income Taxes

Our effective tax rate from continuing operations was 36.3% for the three months ended March 31, 2012 and 2011. Including discontinued operations, the effective tax rate was 36.4% for the three months ended March 31, 2011.